SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                    to

Commission file number  1-13011

A.        Full title of the Plan and address of the Plan, if different from that of the issuer named below:

Comfort Systems USA, Inc. 401(k) Plan

675 Bering Drive, Suite 400

Houston, TX  77057

B.        Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Comfort Systems USA, Inc.

675 Bering Drive, Suite 400

Houston, TX  77057

Comfort Systems USA, Inc. 401(k) Plan

Financial Statements

December 31, 2010 and 2009

*           All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Comfort Systems USA, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2010, and assets (held at end of year) as of December 31, 2010, are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 27, 2011

Comfort Systems USA, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value	$192,960,617	$168,579,090
Receivables:
Notes receivable from participants	4,959,896	4,816,211
Employer contributions	121,999	108,777
Participant contributions	298,370	297,029
Total receivables	5,380,265	5,222,017

Net assets available for benefits	$198,340,882	$173,801,107

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions To Net Assets:
Investment Income:
Net appreciation in fair value of investments	$17,812,711
Interest and dividend income	1,515,861
Other	180,702
Total Investment Income	19,509,274

Contributions:
Employer	5,002,108
Participant	13,652,212
Participant rollovers	1,428,935
Total Contributions	20,083,255

Interest income from notes receivable from participants	262,742

Total Additions To Net Assets	39,855,271

Deductions From Net Assets:
Benefits paid to participants	17,860,388
Corrective distributions	333,237
Administrative expenses	151,082

Total Deductions From Net Assets	18,344,707

Transfers From Other Plans	3,029,211

Net Increase	24,539,775

Net Assets Available For Benefits:
Beginning of Year	173,801,107
End of Year	$198,340,882

See accompanying notes to the financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.              Description of Plan

General

The following description of the Comfort Systems USA, Inc. 401(k) Plan (the “Plan”) is provided for general information only.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from Comfort Systems USA, Inc. (the “Company”).

The Plan is a defined contribution plan, established effective October 1, 1998, as amended and restated effective January 1, 2010, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees of the Company are eligible to participate in the Plan on the first day of each month coincident with or following the date of hire.  Employees of the Company are eligible to receive the Company’s discretionary matching contributions immediately upon contributing, as defined in the Plan.

Contributions

Participants may elect to contribute a percentage or a specified amount of their compensation during the plan year which is defined in the Plan and subject to the limits imposed by the Internal Revenue Code (“IRC”).  Participants may also contribute amounts representing rollover distributions from other qualified plans.

The Plan permits the Company to automatically enroll newly hired employees into the Plan with an automatic contribution of 3% of compensation.  Employees receive notice before the automatic contribution begins.  An employee may opt out of the automatic enrollment within 15 days of receiving the notice by either electing not to contribute or electing a different contribution percentage or specified contribution amount.  If the employee does not direct their contributions, amounts will be invested in a Prudential Retirement Goal Fund based on the employee’s age and target retirement date.

The Plan permits the Company to designate one or more investment options as the Plan’s “qualified default investment alternative” within the meaning of Section 624 of the Pension Protection Act of 2006 and regulations issued thereunder.  The Company designated a series of pooled separate accounts offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) under the names Retirement Goal 2010, Retirement Goal 2020, Retirement Goal 2030, Retirement Goal 2040 and Retirement Goal 2050 as the default investment options under the Plan.  Notice regarding the Company’s designation of those funds as the Plan’s default investment option has been provided to Plan participants.

The Company may make a discretionary matching contribution to the Plan in an amount equal to a percentage determined by the Company.  Additional discretionary contributions may be made at the option of the Company, including regular profit-sharing contributions.  Additional discretionary contributions totaled $279,552 for the year ended December 31, 2010.  Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law profit-sharing contributions.  Davis Bacon Act contributions totaled $504,299 for the year ended December 31, 2010.

Participants direct the investment allocation of all contributions.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company discretionary matching contribution, if any, and allocations of (a) the Company’s additional discretionary contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on the participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their contributions and the prevailing wage law profit-sharing contributions made on behalf of eligible participants plus actual earnings thereon.  A participant is 20% vested in Company discretionary contributions after one year and an additional 20% for each year thereafter.  Participants are 100% vested in Company discretionary contributions plus earnings upon attainment of the participant’s early retirement date, normal retirement date, death, or disability.  Participants whose service terminates for reasons other than attaining retirement age, death, or disability are eligible to receive the vested balance of their participant account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the participant’s highest outstanding notes receivable balance during the preceding 12 months.  The notes are secured by the balance in the participant’s account.  The note term may not exceed five years, except for notes used for the purchase of a principal residence, which may be repaid in up to ten years.  The interest rate is fixed at the time of borrowing and shall be a reasonable rate of interest as determined by the plan administrator.  Principal and interest are paid ratably through payroll deductions.  Notes receivable from participants were $4,959,896 and $4,816,211 at December 31, 2010 and 2009, respectively.

Participant Withdrawals

If a participant is age 59 ½ or older, he or she may withdraw all or a portion of his or her account balance in the Plan.

If a participant has a “financial hardship” (as that term is defined by the Internal Revenue Service (“IRS”) guidelines), it is possible to withdraw all or a portion of his or her vested account balance in the Plan up to the amount needed to satisfy the hardship, regardless of age.  Employee pretax contributions are suspended for six months after each hardship withdrawal.

Payment of Benefits

On termination of service due to death, disability, or retirement, the Plan permits the participant or their beneficiary to receive their benefits under the Plan in the form of either a single lump sum cash payment, or in installment payments over a period not exceeding the participant’s life expectancy, or in the form of an annuity contract purchased from an insurance company.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Forfeitures

Forfeitures occur when a participant terminates employment before becoming 100% vested with respect to their Company discretionary contributions.  Forfeitures shall first be used to pay administrative expenses of the Plan and then to reduce future Company discretionary contributions.  At December 31, 2010 and 2009, forfeited unallocated nonvested accounts totaled $397,314 and $258,269,

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

respectively.  For the year ended December 31, 2010, administrative expenses of $83,025 were paid from forfeited nonvested accounts.  For the year ended December 31, 2010, Company discretionary contributions were reduced by $171,668 from forfeited nonvested accounts.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.  Participants are responsible for fees associated with transactions such as loan originations, account maintenance, distributions and withdrawals.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon plan termination, participants would become 100% vested in their account balances.

2.              Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as codified by the Financial Accounting Standards Board (“FASB”) in its Accounting Standards Codification (“ASC”).

Benefits

Benefit payments to participants are recorded upon distribution.

Transfers From Other Plans

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the amount of transfers from other plans.

Dillingham & Smith Mechanical & Sheet Metal Contractors, LLC 401(k) Profit-Sharing Plan merged into the Plan on December 1, 2010 as a result of an acquisition made by the Company.  Transferred assets totaled $3,029,211.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Fair Value Measurement

The Plan follows the standard related to fair value measurement for its investments recognized at fair value.  The standard defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

The standard establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These levels include:

•                  Level 1 - quoted prices in active markets for identical assets and liabilities;

•                  Level 2 - observable market based inputs or unobservable inputs that are corroborated by market data; and

•                  Level 3 - significant unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

•                  Comfort Systems USA, Inc. Common Stock: The stock is valued at the closing price reported on the New York Stock Exchange.

•                  Prudential Guaranteed Income Fund: This fund is valued at contract value, which approximates fair value.  The fund is fully benefit-responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fund.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against the fund value for credit risk of the fund issuer or otherwise.

The Plan’s investment in the fund falls into the Level 2 category due to being valued using a comparison to similar assets in an active market.  The fund is a stable value product specifically designed for defined contribution plans to provide money market-like liquidity and safety of principal with an attractive rate of return.

•                  Pooled Separate Accounts: These accounts are valued on a net unit value basis as determined by Prudential Financial, Inc. (“Prudential”) on the last business day of the Plan year.  The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source(s) to use for underlying investment asset prices.  The investments underlying the Plan’s pooled separate accounts primarily include domestic and international equities and domestic fixed income securities.  The net assets value price of the pooled separate accounts is not quoted on any market; however, the unit price is based on the underlying investments which are traded in an active market and are classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are held in a group annuity contract with PRIAC, a company of Prudential.  The contract with PRIAC includes the Prudential Guaranteed Income Fund, which is invested in Prudential’s general portfolio.  The contract is recorded at contract value, which approximates fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Management evaluated the investment contract and determined that it does not have an impact on the Plan’s financial statements as the contract value approximates fair value as of December 31, 2010 and 2009.  The contract does not have maturity dates and therefore cash flows are unable to be discounted to determine the fair market value, and are therefore calculated as the contract value.  As of December 31, 2010 and 2009, the contract value with PRIAC was $50,873,558 and $45,218,515, respectively.  The contract does not have penalties for early withdrawals.  Participant-directed transfers among investment options and distributions will normally be made immediately; however, Prudential may exercise their contractual rights to defer a transfer or distribution from the fund.  It has seldom been necessary for Prudential to invoke this deferral provision.

The rate of credited interest for any period of time will be determined by PRIAC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31).  The average credited interest for PRIAC was approximately 3.10% and 3.35% for the years ended December 31, 2010 and 2009, respectively.  The rate at which interest was accrued to the contract balance for PRIAC was 3.10% as of December 31, 2010 and 2009.

The contract also includes investments in pooled separate accounts, which were stated at fair value as determined by PRIAC at December 31, 2010 and 2009, based on the quoted market values of the underlying assets in the separate accounts.  Common stock is stated at fair value based on quotations obtained from national securities exchanges.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Subsequent Events

The Company evaluated subsequent events through the time of filing this Annual Report on Form 11-K.  No significant events, other than those described in Note 9, occurred subsequent to the statements of net assets available for benefits or prior to the filing of this report that would have a material impact on the financial statements.

Recent Accounting Guidance

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. The ASU requires new disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962) — Reporting Loans to Participants by Defined Contribution Pension Plans.  This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted.  The guidance must be applied retrospectively to all periods presented.  The Plan adopted this guidance in 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the statements of net assets available for benefits.  Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Reclassifications

Certain reclassifications have been made to the 2009 statement of net assets available for benefits and notes to the financial statements to conform to the 2010 presentation.

3.              Investments

As of December 31, 2010 and 2009, the Plan’s trustees were Prudential Bank & Trust, FSB and PRIAC.  Individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009

Prudential Guaranteed Income Fund	$50,873,558	$45,218,515
PRIAC pooled separate accounts:
Large Cap Growth/Goldman Sachs	19,584,063	18,387,372
SA/OFII Global Strategy	13,653,433	11,982,305
Retirement Goal 2030 fund	11,758,706	*
Retirement Goal 2040 fund	11,295,711	9,530,010

Total investments exceeding 5%	107,165,471	85,118,202
Other investments	85,795,146	83,460,888

TOTAL INVESTMENTS, at fair value	$192,960,617	$168,579,090

*           Investment individually does not represent 5% or more of the net assets available for benefits at the date indicated.

During 2010, the Plan’s investments (including investments bought, sold, and held during the plan year) appreciated as follows:

Year Ended
December 31, 2010

Common Stock	$326,708
Pooled separate accounts	17,486,003
$17,812,711

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

4.            Fair Value Disclosures

The assets measured at fair value on a recurring basis subject to the disclosure requirements of the fair value measurement standard related to the fair value hierarchy levels described in Note 2 as of December 31, 2010 and 2009 are as follows:

		Fair Value Measurements at Reporting Date Using:
	Balance, December 31, 2010(1)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2) (2)	Significant Unobservable Inputs (Level 3)

Pooled Separate Accounts

Index Funds	$72,218,457	$—	$72,218,457	$—

Balanced Funds	47,679,982	—	47,679,982	—

Global /International Funds	17,203,206	—	17,203,206	—

Other Funds	1,318	—	1,318	—

Total Pooled Separate Accounts	137,102,963	—	137,102,963	—

Comfort Systems USA, Inc. Common Stock	4,984,096	4,984,096	—	—

Prudential Guaranteed Income Fund	50,873,558	—	50,873,558	—

	$192,960,617	$4,984,096	$187,976,521	$—

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

		Fair Value Measurements at Reporting Date Using:
	Balance, December 31, 2009(1)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2) (2)	Significant Unobservable Inputs (Level 3)

Pooled Separate Accounts

Index Funds	$63,251,646	$—	$63,251,646	$—

Balanced Funds	39,769,352	—	39,769,352	—

Global /International Funds	15,508,936	—	15,508,936	—

Other Funds	713	—	713	—

Total Pooled Separate Accounts	118,530,647	—	118,530,647	—

Comfort Systems USA, Inc. Common Stock	4,829,928	4,829,928	—	—

Prudential Guaranteed Income Fund	45,218,515	—	45,218,515	—

	$168,579,090	$4,829,928	$163,749,162	$—

(1)          The fair market value allocation of these funds is based on the most current prospectus at December 31, 2010 and 2009, provided by Prudential.

(2)          Guaranteed Income Funds and Pooled Separate Accounts include cash ranging from 0% to 5%.

5.              Income Tax Status

The Plan obtained its determination letter on July 8, 2010, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

The Company has identified a possible operational defect in the Plan’s administration.  The Plan amendment dated effective April 1, 2008 purported to include a 3% automatic enrollment provision applicable to all new employees hired on or after April 1, 2008.  However, the automatic enrollment provision was not applied uniformly to all new employees.  Instead, the provision has been extended to various operating subsidiaries at various times since April 1, 2008.  The Company consulted with its legal counsel and on behalf of the Company, its legal counsel filed a Voluntary Correction Program submission pursuant to Revenue Procedure 2008-50 with the IRS on December 31, 2010.  As of the date of this report, the Company and its legal counsel can not provide an estimate of corrective action.  The Company intends to maintain the tax-qualified status of the Plan.

Comfort Systems USA, Inc. 401(k) Plan

Notes to Financial Statements

GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an entity’s financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. The Company believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of changes in net assets available for benefits.

6.              Prohibited Transactions

During the year ended December 31, 2010, the Company failed to remit to the Plan’s trustee certain employee contributions totaling $4,508 within the period prescribed by the Department of Labor’s regulations.  The delay in remitting contributions to the trustee was due to administrative error.  These instances were corrected during the year ended December 31, 2010 and the Company has made contributions to the affected participants’ accounts for potential lost income due to the delays.

7.              Risks and Uncertainties

The Plan provides for various investments in common stock, pooled separate accounts, and a group annuity contract.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

8.              Party-in-Interest Transactions

The Plan invests in various PRIAC pooled separate accounts.  These investments are considered party-in-interest transactions because Prudential Bank & Trust, FSB, a company of Prudential, serves as trustee of the Plan.  The Plan’s management has approved these investment options.

The Plan also invests in the Company’s common stock.  Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

9.              Subsequent Events

Effective January 1, 2011, Acorn Industrial, Inc.’s 401(k) plan merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Effective January 1, 2011, ColonialWebb Contractors 401(k) plan merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Effective January 3, 2011, no further contributions will be made into the Company’s common stock and no fund exchanges into the common stock will be permitted.  Any money invested in the common stock may remain invested until November 15, 2011.  Effective November 16, 2011, any remaining balance in the common stock will be transferred to the Plan’s qualified default investment alternative.

The Company received notice from the Department of Labor (“DOL”) that the DOL has scheduled a routine examination of the Plan on August 1, 2011 for the year ended December 31, 2006 to present.  As of this Form 11-K issue date, there are no conclusions to this audit and the Company is unable to predict the outcome of the audit or its impact on the Plan.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4a — Schedule of Delinquent Participant

Contributions

EIN: 76-0526487   PN: 001

Year ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002- 51
$4,508	$—	$4,508	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

Comfort Systems USA, Inc. 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

EIN: 76-0526487    PN: 001

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of Investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Prudential Retirement Ins	Guaranteed Income Fund	N/A	$50,873,558
*	Prudential Retirement Ins	Retirement Goal 2050 Fund	N/A	4,710,818
*	Prudential Retirement Ins	Retirement Goal 2040 Fund	N/A	11,295,711
*	Prudential Retirement Ins	Retirement Goal 2030 Fund	N/A	11,758,706
*	Prudential Retirement Ins	Retirement Goal 2020 Fund	N/A	7,730,798
*	Prudential Retirement Ins	Retirement Goal 2010 Fund	N/A	3,233,177
*	Prudential Retirement Ins	Dryden S&P 500 Index Fund	N/A	7,072,455
*	Prudential Retirement Ins	Large Cap Growth/Goldman Sachs	N/A	19,584,063
*	Prudential Retirement Ins	Retirement Goal Income Fund	N/A	234,687
*	Prudential Ret. Brokerage Svcs.	Comfort Systems USA Stock — 378,443 shares	N/A	4,984,096
*	Prudential Retirement Ins	Large Cap Value/LSV Asset Mgmt	N/A	9,298,887
*	Prudential Retirement Ins	Mid Cap Value/Wellington Mgmt	N/A	6,044,421
*	Prudential Retirement Ins	International Blend/The Boston Co	N/A	3,549,773
*	Prudential Retirement Ins	Balanced I/Wellington Management Fund	N/A	8,716,085
*	Prudential Retirement Ins	SA/OFII Global Strategy	N/A	13,653,433
*	Prudential Retirement Ins	Mid Cap Growth/Goldman Sachs Fund	N/A	9,666,626
*	Prudential Retirement Ins	Small Cap Growth/Times Square Fund	N/A	7,620,809
*	Prudential Retirement Ins	Collect Russell 3000	N/A	4,591,467
*	Prudential Retirement Ins	SA/WF Small Cap Val Strat	N/A	8,339,729
*	Prudential Retirement Ins	AP Fund	N/A	1,318
*	Outstanding Participant Loans	4.25% - 10.50%, various maturity dates through 2019	—	4,959,896

				$197,920,513

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

COMFORT SYSTEMS USA, INC. 401(k) PLAN

By:	/s/ WILLIAM GEORGE
William George
Executive Vice President and
Chief Financial Officer of
Comfort Systems USA, Inc.
401(k) Investment Committee Member

Date: June 27, 2011

INDEX TO EXHIBITS

The following is included as an exhibit to the report:

NUMBER	DESCRIPTION

23.1	Consent of UHY LLP